EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The ratio of earnings to fixed charges and preferred stock dividends for the three and nine months ended September 30, 2003 was 1.8.

For purposes of computing this ratio, earnings has been calculated by adding fixed charges (excluding preferred stock dividends and capitalized interest) to pretax income from continuing operations before adjustment for minority interest in income of consolidated partnership or equity in income of unconsolidated ventures plus distributions from equity investee.  Fixed charges consist of interest costs, whether expensed or capitalized, preferred stock dividend requirements, the interest component of rental expense, if any, and amortization of debt discounts and issue costs, whether expensed or capitalized.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2003
(DOLLAR AMOUNTS IN THOUSANDS)

	Three Months Ended	Nine Months Ended
	September 30, 2003

EARNINGS:

Pretax income from continuing operations before adjustment for minority interests in income of consolidated partnership or equity in income of unconsolidated ventures	$31,007	$96,721
Interest expense (including amortization of debt discount and issuing costs)	25,824	76,794
Distributions from equity investee	229	715
Interest component of rental expense	113	319
Total	$57,173	$174,549

FIXED CHARGES:

Interest expense (including amortization of debt discount and issuing costs)	$25,824	$76,794
Capitalized interest	1,121	3,084
Interest component of rental expense	113	319
Total	$27,058	$80,197

PREFERRED DIVIDEND REQUIREMENTS	$5,279	$15,891

TOTAL FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENT	$32,337	$96,088

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS	1.8	1.8